788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 15-295 February 16, 2015

Platinum Group Metals Executes Credit Agreement for WBJV Project 1 Senior Secured Loan Facility of Up to US$40 Million with Syndicate of Lenders Led by Sprott Resource Lending Partnership

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that further to its press release dated December 9, 2014, the Company has entered into a credit agreement (the “Credit Agreement”) with a syndicate of lenders led by Sprott Resource Lending Partnership (“Sprott” and together with the other lenders under the Credit Agreement from time to time, the “Lenders”) for a Senior Secured Loan Facility (the “Facility”) of up to US$40 million. The Company will use the proceeds of the Facility for the development and operation of the WBJV Project 1 and for general working capital purposes. The Facility matures on December 31, 2017.

R. Michael Jones, CEO and Co Founder of the Company commented: “We are pleased to have this facility executed as another significant milestone towards production planned in the fourth quarter of 2015”.

The Facility shall be for a maximum principal amount of US$40 million at an interest rate of LIBOR plus 8.50%, compounded and payable monthly. The Company made or will be obligated to make certain payments to the Lenders, including (a) a bonus payment made concurrently with execution and delivery of the Credit Agreement in the amount of US$1,500,000, being 3.75% of the principal amount of the Facility, payable in 2,830,188 common shares of the Company issued on the date hereof to the Lenders at a deemed price per share equal to US$0.53 per common share of the Company; (b) a draw down payment to the Lenders equal to 2% of the amount being drawn down under the Facility, payable in common shares issued at a deemed price equal to the volume weighted average trading price (the “VWAP”) of the common shares on the TSX for the ten trading days immediately prior to the draw down request or such other VWAP as required by the TSX; and (c) a structuring fee comprised of a cash payment in the amount of US$100,000, paid concurrently with the execution and delivery of the term sheet for the Facility; and (d) a standby fee payable monthly until December 31, 2015 in cash equal to 4% per annum of the un-advanced principal amount of the Facility.

The Facility is planned to be available at the delivery and sale of first commercial concentrate from the WBJV Project 1 targeted for fourth quarter 2015.
The advance of funds under the Facility by the Lenders is subject to certain terms and conditions set out in the Credit Agreement, including satisfactory due diligence and the receipt of all applicable approvals, including regulatory, Waterberg partner, South African Reserve Bank and other approvals.

PLATINUM GROUP METALS LTD.	…2

About Platinum Group Metals Ltd.

Platinum Group Metals is based in Johannesburg, South Africa and Vancouver, Canada. The Company's business is currently focused on the construction of the 82% owned WBJV Project 1 (Maseve) platinum mine, targeted for production in Q4 2015 and the exploration and initial engineering on the Waterberg platinum deposit.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
President and CEO

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The securities described in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an available exemption therefrom.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding potential funding under the Facility and the use of proceeds thereof, plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook. Statements of resources and reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company may be unsuccessful in satisfying the conditions to draw down under the Facility, in negotiating and completing future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.